

June 3, 2013

Via E-mail
Mr. Kevin G. Fitzgerald
Chief Financial Officer
Murphy Oil Corporation
200 Peach Street
P.O. Box 7000
El Dorado, Arkansas 71731-7000

> **Re: Murphy Oil Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-08590**

Dear Mr. Fitzgerald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business, page 1

Proved Reserves, page 9

1.   The explanation of the changes in your 2012 proved undeveloped reserves appears to omit additions other than revisions. In this regard, your discussion of changes during 2012 addresses positive revisions of 26.6 MBOE and conversions of 44.0 MMBOE of proved undeveloped reserves to proved developed reserves. However, your discussion does not appear to address the other factors that contributed to the net increase in proved undeveloped reserves during the 2012 of 42.0 MMBOE. Revise your disclosure to explain all material <u>changes</u> in proved undeveloped reserves that occurred during the year. See Item 1203(b) of Regulation S-K.

Acreage Table, page 12

2.   We note the disclosure of significant undeveloped acreage expiry over the next three years. Please tell us the material proved undeveloped reserves, if any, that you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves development. If applicable, address the approach you will employ to forestall the expiry of such acreage.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Production Costs per Equivalent Barrel Table, page 35

3.   Instruction 5 to Item 1204 of Regulation S-K requires the average production cost per unit of production to be computed without ad valorem and severance taxes. Please confirm to us you have considered this guidance in computing the amounts disclosed.

4.   Instruction 2 to Item 1204 states "Production of natural gas should include only marketable production of natural gas on an "as sold" basis." If there are material differences between the gas production figures in the proved reserve reconciliation on page F-49 and the corresponding gas sales figures, please revise your document to disclose gas sales consistent with Instruction 2. Address the effects, if any, on your calculation of unit production costs in the previous comment.

Notes to Consolidated Financial Statements, page F-9

Supplemental Oil and Gas Information (Unaudited), page F-46

5.   We note your statement, "Approximately 72.8 billion cubic feet of natural gas proved reserves in Malaysia relate to fields in Block K for which the Company expects to receive sale proceeds of approximately $0.24 per thousand cubic feet." Please provide us with technical information in support of economic recovery of these volumes. Include individual and summary income forecasts and engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for these reserve volumes. You may furnish these materials on digital media such as flash drive or compact disk. Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Schedule 5 – Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-53

6.   We note the presentation of the line item "Future production and abandonment costs" in the calculation of the standardized measure. FASB ASC subparagraph 932-235-50-31(b) in part states "If estimated development expenditures are significant, they shall be presented separately from estimated production costs." Given that abandonment costs are not production costs, your basis for presenting a combined total for these costs is not clear. Revise your disclosure to present future production costs separately. Alternatively, explain why no revision is necessary. Such an explanation should separately indicate amounts attributable to production and abandonment for all periods presented.

Exhibit 99.9

7.   Please file a third party engineering report for your Canadian synthetic crude oil properties that complies with Item 1202(a)(8) of Regulation S-K: (iii) The proportion of the registrant's total reserves covered by the report and the geographic area in which the covered reserves are located; (v) a discussion of primary economic assumptions [including average adjusted pricing used to determine proved reserves]. Also include the technical qualifications of the individual primarily responsible for the report per Item 1202(a)(7) of Regulation S-K.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director